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Map data ©2020
Craft BeerFamily-friendy
Willow Creek Brewing

Brewery

643 Penn Ave
West Reading, PA 19611
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INVESTMENT OPPORTUNITY
Willow Creek Brewing is seeking investment to open a taproom.
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Business Overview

Willow Creek Brewing is coming to the community of West Reading, PA! A regular attendee at Pennsylvania beer festivals and brewing since its inception in 2018, Willow Creek has garnered a legion of supporters in the Berks Area and hopes to open the taproom this Fall. The brewery will have 5 of its favorites on tap at all times, but will also have 5 experimental recipes on rotation. Other offerings will include wine, cocktails, and mocktails.

FOUNDED

2018

FLOOR SPACE (SQ. FT)

2,300

AVERAGE MONTHLY REVENUE

$19,768

The Team
Mark

Mark is a Pennsylvania native and has lived in the Reading area for the last 19 years. Having served and still serving in the US military for the past 38 years has taught Mark invaluable leadership and operational skills. Mark's technical background is as an Environmental and Energy Engineer. He has worked as an Engineer in the Energy and Environmental fields for 30 years. He started Ugly Dog Brewing in 1995. This contract brewery was successful, but the laws for breweries were not as accommodating as todays. Mark was also employed by Joint Base brewery, a brewery located and owned by the U.S. Air Force on Joint Base MDL. This base in New Jersey is one of 10 such breweries owned by the US government on military bases around the world. Mark was the head brewer and marketing manager. Mark is currently employed by the US Army Reserve, Onics Energy, and LA Fitness. In the Army Reserves Mark is a Captain Combat Engineer. He is an Environmental Engineer. Mark also works with Military Funeral Honors. Mark works 4-5 days per week with the Army Reserve. Mark also works as an Energy Engineer for Onics Energy Systems. He works 2 days per week as Operations Manager. Mark is also a fitness instructor at LA Fitness, for four hours per week.

Joanne

Joanne Camlin is a Pennsylvania native and has lived in PA her entire life. Joanne is a tenured fourth grade school teacher for the Spring-Ford School District for the past nineteen years. Joanne's extensive years teaching has honed her interpersonal skills to a fine edge. Her troubleshooting skills are top notch. Joanne has also worked for Vanguard, and Bisys Plan Services previously.

This is a preview. It will become public when you start accepting investment.

Willow Creek Brewing will be located at 643 Penn Ave. Since our conception, we have premiered our beers at multiple festivals, and held tasting events around the Berks county area. This has resulted in many loyal followers on social media.

Once we open, we will be utilizing the PLCB's "G" Limited Brewer's license to its full capacity. The G License allows breweries in Pennsylvania to sell all beer, wine, and liquor made solely in Pennsylvania for in house consumption. We will have 10 taps of beer and we will uniquely offer beer from all over the state of Pennsylvania that local craft beer lovers don't typically have access to from areas such as Erie, Pittsburgh, Harrisburg, and Lancaster. Our beer has come a long way and we pride ourselves in our ability to make a wide variety of styles that all beer drinkers have fallen in love with. We have made dozens of styles of beer to-date and will be featuring our five flagships at all times in addition to seasonal and experimental batches. Our flagships consist of a Golden Ale, Irish Red Ale, Saison, Brown Ale, and Chocolate Porter. All craft beer aficionados will find multiple beers to fall in love with despite their particular tastes. For those whose palate doesn't crave beer, we will have a collection of local hand-made cocktails, mocktails, and wine. Our prices will range from $5-$8 per pint of beer, $7-$10 per cocktail/glass of wine, and $3-$6 per mocktail. We are working with multiple local food trucks to ensure we have the best quality food available at all times for our guests.

Our current financial projections reflect brewing beer 2 days per week on our ½ bbl system. Should the demand require, we can double our production and sales without adding any additional brewing equipment.

We will be open 5 days per week being closed only on Monday and Tuesday. Week days we will be open from 4pm- 10pm) and Saturday we will be open from 12 PM-11 PM. 12 to 9pm on Sunday. We will have 3 staff members in at all times including at least 1 owner, 2 staff. Staffing for special events will vary depending on the size and nature of the event.

Guests will be happy to find that they can purchase apparel/souvenirs or if they want to enjoy their favorite Willow Creek beer at home, it will be available in 32, and 16 Oz Crowler containers. Willow Creek beer will be available in select craft beer bars throughout Berks County. We currently have orders waiting to be filled for local establishments.

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Data Room
Investment Round Status

$30,000

TARGET

$60,000

MAXIMUM

This investment round closes on November 19, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Build-out $22,500
Mainvest Compensation $1,800
Equipment & Fixtures $3,500
Operating Capital $2,200
Total $30,000
Summary of Terms
Legal Business Name McKai Brewing LLC

Investment Structure Revenue Sharing Note
Investment Multiple 1.4×
Business's Revenue Share 3%-6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2026
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
Financial Forecasts
Business Plan.docx
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$245,442	$474,972	$720,372	$914,029	$1,039,051
Cost of Goods Sold	$24,286	$43,358	$63,155	$78,606	$88,535
Gross Profit	$221,156	$431,614	$657,217	$835,423	$950,516

EXPENSES

EXPENSES	$109,345	$25,507	$38,795	$48,899	$55,268
Operating Profit	$111,811	$406,107	$618,422	$786,524	$895,248

This information is provided by Willow Creek Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Financial Condition

Market Analysis

Retail dollar sales of craft beer have been increasing ~10% per year which is currently up to $23.5 billion. Even with this explosion in sales, craft beer still only makes up 22% of all U.S. beer sales annually which indicates there is still much more room for growth. Throughout this past year, 826 new breweries opened totaling 5,301 nationwide and only 97 closed which is one of the highest success rates for any start-up company across all industries.

The Northeast, and more specifically – Pennsylvania, is rapidly becoming one of the premier microbrew centers in the nation. Recent PA Brewing license changes encourage growth and ease entry into this market. The fertile Berks county soil also nurtures an increasing number of vineyards, wineries and tasting rooms. Pennsylvania is ranked twenty fifth in the nation for breweries per capita, yet we are ranked number one in craft beer volume produced and number two for economic impact. These statistics solidify the fact that the Pennsylvania craft brewery market is nowhere near saturated and has ample room for growth.

In addition to hosting a wide variety of breweries and wineries in Berks County, the relaxing art of enjoying niche beer, spirits, and wine is an expanding practice in this upwardly mobile area. The market of connoisseurs that appreciate refined local brewed/distilled recipes is tremendous and growing at a rapid pace in Pennsylvania.

Willow Creek Brewing Company will target several distinct customer segments. The first target demographic is age-agnostic and includes the mature beer connoisseur; those that have a true passion for fine PA craft brews. This segment has recently experienced double digit market growth.

Risk Factors

Limited Operating History

Willow Creek Brewing is a newly established entity and has no history for prospective investors to consider.

Changes in Economic Conditions Could Hurt Willow Creek Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Willow Creek Brewing's financial performance or ability to continue to operate. In the event Willow Creek Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Uninsured Losses

Although Willow Creek Brewing will carry some insurance, Willow Creek Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Willow Creek Brewing could incur an uninsured loss that could damage its business.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Willow Creek Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Willow Creek Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Willow Creek Brewing competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Willow Creek Brewing's core business or the inability to compete successfully against the with other competitors could negatively affect Willow Creek Brewing's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Willow Creek Brewing's management or vote on and/or influence any managerial decisions regarding Willow Creek Brewing. Furthermore, if the founders or other key personnel of Willow Creek Brewing were to leave Willow Creek Brewing or become unable to work, Willow Creek Brewing (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Willow Creek Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Willow Creek Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Willow Creek Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Willow Creek Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Willow Creek Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Willow Creek Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Willow Creek Brewing is allowed to stop providing annual information in certain circumstances.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Willow Creek Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Willow Creek Brewing's management will coincide: you both want Willow Creek Brewing to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Willow Creek Brewing to act conservative to make sure they are best equipped to repay the Note obligations, while Willow Creek Brewing might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Willow Creek Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Willow Creek Brewing or management), which is responsible for monitoring Willow Creek Brewing's compliance with the law. Willow Creek Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Willow Creek Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Willow Creek Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Willow Creek Brewing, and the revenue of Willow Creek Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Willow Creek Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Willow Creek Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
This is a preview. It will become public when you start accepting investment.
Investor Perks

Willow Creek Brewing is offering perks to early investors. You will earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Founders' Club

For the first 50 investors of $250 or more, you become a part of the Founders Club!

Founders Club members receive 10% off all drafts at Willow Creek for life

50 of 50
REMAINING
$250
INVESTMENT TO QUALIFY
Invest $250
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personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

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